SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

Radius Health, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)

750469 108
(CUSIP Number)

Morag Law Devon House, 3rd Floor 12-15 Dartmouth Street London SW1H 9BL United Kingdom Tel: (01144) 20 7654 5853
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS F2 Bioscience IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,849,225(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,849,225(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,225(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)       The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 76.4%.

1	NAMES OF REPORTING PERSONS F2 Bioscience IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,849,225(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,849,225(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,225(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)      Consists of 2,849,225 shares of Common Stock, consisting of the shares owned by F2 Bioscience IV L.P. (“F2 IV”).  The Reporting Person is the General Partner of F2 IV.  F2 IV is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 IV’s shares of Common Stock. As a result, F2 IV may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 IV.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 76.4%.

1	NAMES OF REPORTING PERSONS F2 Bio Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,383,913(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,383,913(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,913(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)       The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 61.1%.

1	NAMES OF REPORTING PERSONS F2 Bio Ventures GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,383,913(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,383,913(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,913(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)      Consists of 1,383,913 shares of Common Stock, consisting of the shares owned by F2 Bio Ventures V, L.P. (“F2 V”).  The Reporting Person is the General Partner of F2 V.  F2 V is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 V’s shares of Common Stock. As a result, F2 V may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 V.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 61.1%.

1	NAMES OF REPORTING PERSONS Globeways Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,383,913(1)
	8	SHARED VOTING POWER 6,919,563(2)
	9	SOLE DISPOSITIVE POWER 1,383,913(1)
	10	SHARED DISPOSITIVE POWER 6,919,563(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,303,476(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.1%(3)
14	TYPE OF REPORTING PERSON OO

(1)      Consists of 1,383,913 shares owned by F2 V.   The Reporting Person is the sole member of F2 Bio Ventures GP Ltd. (“F2 V GP”), the General Partner of F2 V.  F2 V is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 V’s shares of Common Stock. As a result, F2 V may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 V.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(2)      Consists of (i) 2,849,225 shares owned by F2 IV, and (ii) 4,070,338 shares owned by F2 Biosciences III, L.P.  The Reporting Person is a member of each F2 Bioscience IV GP Ltd. (“F2 IV GP”), the General Partner of F2 IV, and of F2 Bioscience GP Ltd. , the General Partner of F2 Bioscience III, L.P.    F2 IV is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 IV’s shares of Common Stock. As a result, F2 IV may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 IV.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(3)    Consists of (i) 1,383,913 shares owned by F2 V, (ii) 2,849,225 shares owned by F2 IV, and (iii) 4,070,338 shares owned by F2 Biosciences III, L.P.    The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V.   The Reporting Person is a member of each F2 IV GP, the General Partner of F2 IV, and of F2 Bioscience GP Ltd., the General Partner of F2 Bioscience III, L.P.   Each of F2 V and F2 IV is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of each of F2 V and F2 IV’s shares of Common Stock. As a result, each of F2 V and F2 IV may be deemed to be membera of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 V or F2 IV.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.4%.

Schedule 13D (Amendment No. 1)

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on February 25, 2014 (the “Existing Schedule 13D”).

Amendment No. 1 is filed to amend Item 3, Item 5, Item 6 and Item 7 of the Existing Schedule 13D as set forth below.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Existing Schedule 13D.  Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Issuer’s Common Stock, par value $.0001 per share (the “Common Stock”) and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock was initially convertible at the time of issuance thereof into ten (10) shares of the Common Stock.

Pursuant to a Stock Issuance Agreement (as defined below), Nordic Bioscience Clinical Development VII A/S (“Nordic”) agreed, on March 29, 2011, to purchase the equivalent of €371,864 of Series A-5 Preferred Stock of the Former Operating Company at $8.142 per share, and the Former Operating Company sold 64,430 shares of its Series A-5 Preferred Stock to Nordic on May 17, 2011 for proceeds of $525,154.  These shares were exchanged in the Merger for an aggregate of 6,443 shares of the Issuer’s Series A-5 Stock.

Following the Merger on May 17, 2011, the Board approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Series A-1 Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of its Series A-1 Convertible Preferred Stock, par value $.0001 per share (the “Series A-1 Stock”), to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On April 23, 2013 and May 10, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 701,235 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,753,091 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “Series B Securities”).  Such Series B Securities were issued in connection with the consummation of the Initial Closing and the Second Closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,069,853.70.  The issuance of the Series B Securities resulted in an adjustment to the conversion price (the “Initial Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Convertible Preferred Stock par value $.0001 per share (the “Series A-2 Stock”), and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the “Series A-3 Stock”), is convertible into shares of Common Stock.  As a result of the Initial Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.627.  Accordingly, following the issuance of the Series B Securities, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was convertible into 10.675 shares of Common Stock.  F2 Bioscience III L.P., an entity affiliated with Globeways, purchased (i) 325,627 shares of the Series B Shares and (ii) a warrant to purchase 814,068 shares of Common Stock for an aggregate price of $20,000,010.34 at the Initial Closing.  The source of the funds for such purchase was working capital of F2 Bioscience III, L.P.

On December 31, 2013, the Board declared a dividend (the “Series A-6 Dividend”) of seventy-seven (77) shares of Series A-6 Stock on and in respect of each share of Series A-5 Stock outstanding at the close of business on such date, resulting in the issuance to Nordic on such date of 496,111 shares of Series A-6 Stock.  Each share of Series A-6 Stock is convertible into ten (10) shares of Common Stock.

On February 14, 2014, February 19, 2014 and February 24, 2014, pursuant to the terms of that certain Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B-2 Stock Purchase Agreement”), dated as of February 14, 2014, among the Issuer and the investors referenced therein (the “Series B-2 Investors”), the Issuer issued to the Series B-2 Investors (i) an aggregate of 417,615 shares (the “Series B-2 Shares”) of its Series B-2 Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,044,039 shares of Common Stock (the “New Warrants” and together with the Series B-2 Shares, the “Series B-2 Securities”).  Such Series B-2 Securities were issued in connection with the consummation of the Initial Closing and a Subsequent Closing contemplated by the Series B-2 Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $25,649,913.30.  The issuance of the Series B-2 Securities resulted in a further adjustment to the conversion price (the “Subsequent Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into shares of Common Stock.  As a result of the Subsequent Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $7.627 to $7.464.  Accordingly, following the issuance of the Series B-2 Securities, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.908 shares of Common Stock.  F2 IV and F2 V purchased (i) an aggregate of 338,651 shares of the Series B-2 Shares and (ii) warrants to purchase 846,628 shares of Common Stock for an aggregate price of approximately $20,799,944 at the Initial Closing.  The source of the funds for such purchase was working capital of each of F2 IV and F2 V.

Following the Merger, the Short-Form Merger, the issuance of all Series A-1 Shares pursuant to the terms of the Series A-1 Stock Purchase Agreement, the issuance of all Series B Securities pursuant to the Series B Stock Purchase Agreement, the Series A-6 Dividend, the issuance of all Series B-2 Securities pursuant to the Series B-2 Stock Purchase Agreement and the Subsequent Anti-Dilution Adjustment, and assuming the conversion into Common Stock of all issued and outstanding shares of Preferred Stock of the Issuer, each of the Reporting Persons owns the shares noted next to the name of such Reporting Person in Schedule C attached hereto.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)   Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The second paragraph of Item 6 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

F2 IV is a party to an Investment Advisory Agreement, dated November 22, 2013, which is attached as Exhibit 8 hereto and incorporated by reference herein.    F2 V is a party to an Investment Advisory Agreement, dated February 10, 2014, which is attached as Exhibit 9 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

8	Investment Advisory Agreement, dated November 22, 2013 by and among F2 Bioscience IV, L.P., F2 Capital Limited and Park Vale Capital Ltd.

9	Investment Advisory Agreement, dated February 10, 2014 by and among F2 Bio Ventures V, L.P. and F2 Capital Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2014

F2 BIOSCIENCE IV L.P. By: F2 Bioscience IV GP Ltd., its general partner
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

F2 BIOSCIENCE IV GP LTD.
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

F2 BIO VENTURES V, L.P. By: F2 Bio Ventures GP Ltd., its general partner
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

F2 BIO VENTURES GP LTD.
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

GLOBEWAYS HOLDINGS LTD
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory